UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)
Tiptree Financial Inc.

(Name of Company)
Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)
88822Q103

(CUSIP Number of Class of Securities)
Geoffrey Kauffman
Chief Executive Officer
Tiptree Financial Partners, L.P.
780 Third Avenue, 21st Floor
New York, NY 10017
(212) 446-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 2, 2014

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 2 of 18

 SCHEDULE 13D

1	NAME OF REPORTING PERSON Tiptree Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,230,797 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,230,797 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,230,797 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.84% (See Item 5)
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 3 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,947,825 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,947,825 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,947,825 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.55%
14	TYPE OF REPORTING PERSON*
HC, PN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 4 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,947,825 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,947,825 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,947,825 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.55%
14	TYPE OF REPORTING PERSON*
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 5 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,656,635 shares of Class A Common Stock
	8	SHARED VOTING POWER
9,111,245 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
2,656,635 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
9,111,245 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
11,767,880 shares of Class A Common Stock (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.00% (See Item 5)
14	TYPE OF REPORTING PERSON*
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 6 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,192,056 shares of Class A Common Stock
	8	SHARED VOTING POWER
8,458,745 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
1,192,056 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
8,458,745 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
9,650,801 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.00%
14	TYPE OF REPORTING PERSON*
HC, IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 7 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Geoffrey N. Kauffman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
591,125 shares of Class A Common Stock
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
591,125 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
591,125 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.48%
14	TYPE OF REPORTING PERSON*
HC/ IN

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 8 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,774,988 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,774,988 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
4,774,988 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.02%
14	TYPE OF REPORTING PERSON*
HC

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 9 of 18

SCHEDULE 13D

1	NAME OF REPORTING PERSON
TFPLP Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,172,837 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,172,837 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
2,172,837 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.99%
14	TYPE OF REPORTING PERSON*
HC

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on July 10, 2012 (“Amendment No. 1”) , Amendment No. 2 to the Original Schedule 13D, filed with the SEC on January 3, 2013 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 3, 2013 (“Amendment No. 3”) and Amendment No. 4 to the Original Schedule 13D, filed with the SEC on January 3, 2014 (“Amendment No. 4”) and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5 (the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of Tiptree Financial Inc., a Maryland corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.  This Amendment No. 5 amends Items 2, 3, 5 and 7 as set forth below.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented by the following.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 10 of 18

(a)    This statement is filed by

(i)    Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”), with respect to the Shares beneficially owned directly by it;

(ii)    Tricadia Holdings, L.P., a Delaware limited partnership (“Tricadia Holdings”), managing member of each of TFPLP Holdings I LLC (“Holdings I”) and TFPLP Holdings III LLC (“Holdings III”) with respect to the Shares beneficially owned directly by Holdings I and Holdings III;

(iii)    Tricadia Holdings GP, LLC, a limited liability company organized under the laws of the State of Delaware (“Holdings GP”), as general partner of Tricadia Holdings, managing member of Holdings I and Holdings III, with respect to the Shares beneficially owned directly by Holdings I and Holdings III;

(iv)    Arif Inayatullah, as partner of Tricadia Holdings, with respect to the Shares beneficially owned directly by him and Tricadia Holdings as managing member of Holdings I and Holdings III;

(v)    Michael Barnes, as Executive Chairman of Tiptree, as partner of Tricadia Holdings, as managing member of Holdings I and Holdings III, with respect to the Shares beneficially owned directly by him, Tiptree and Holdings I and Holdings III;

(vi)    Geoffrey N. Kauffman with respect to the shares beneficially owned by him;

(vii)    TFPLP Holdings I LLC with respect to the shares beneficially owned by it; and

(viii)    TFPLP Holdings III LLC with respect to the shares beneficially owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)    The address of the principal business office of Tricadia Holdings and Holdings GP is 780
Third Avenue, 29th Floor, New York, NY 10017. The address of the principal business office of each of the other Reporting Persons is 780 Third Avenue, 21st Floor, New York, New York 10017.

(c)     The principal business of Tiptree is to serve as a holding company for interests in Tiptree
Operating Company, LLC. The principal business of Tricadia Holdings is serving as a holding company for various investment advisers and manager entities. The principal business of Holdings GP is serving as a general partner of Tricadia Holdings. The principal occupation of Arif Inayatullah is serving as a principal of Tricadia Holdings and its affiliates. The principal occupation of Michael Barnes is serving as Executive Chairman and director of Tiptree and the Company and a principal of Tricadia Holdings and its affiliates. The principal business of Mr. Kauffman is serving as President and Chief Executive Officer and a director of Tiptree and the Company. The principal business of Holdings I is to hold partnership interests in Tiptree. The principal business of Holdings III

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 11 of 18

is to hold partnership interests in Tiptree.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Tiptree is a Delaware limited partnership. Tricadia Holdings is a Delaware limited partnership. Holdings GP is a Delaware limited liability company. Holdings I is a Delaware limited liability company. Holdings III is a Delaware limited liability company. Messrs. Inayatullah, Barnes and Kauffman are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by the following:

On March 14, 2014, Tricadia Holdings received 21,652 Shares of Class A Common Stock of the Company as incentive compensation approved by the Company’s Compensation, Nominating and Corporate Governance Committee for Mr. Barnes’ services as Executive Chairman of the Company under the Transition Services Agreement, dated June 30, 2012, among the Company, Tricadia Holdings and Tiptree.

Effective as of March 14, 2014, Tricadia Holdings distributed to its partners (including Messrs. Barnes, Inayatullah and Kauffman) Shares of Class A Common Stock previously beneficially owned by it and its wholly-owned subsidiary. As part of such distribution, Mr. Barnes received 8,263 Shares of Class A Common Stock, and Mr. Inayatullah received 4,865 Shares of Class A Common Stock and Mr. Kauffman received 74 shares of Class A Common Stock.

Item 5.	Interest in Securities of the Company

Item 5 is hereby amended and restated in its entirety as follows:

(a) From and after July 1, 2014, Tiptree Financial Partners, L.P. (“TFP”) will have the right to redeem common units of Tiptree Operating Company, LLC (“Operating Company”) held by TFP for an equal number of shares of Class A Common Stock of the Company (and an equal number of shares of Class B Common Stock of Tiptree held by TFP will be canceled) pursuant to the limited liability company agreement of Operating Company. On the terms and conditions set forth in a Redemption Election Notice sent to limited partners of TFP on May 2, 2014, TFP is allowing limited partners of TFP to direct TFP to redeem membership units of Operating Company held by TFP, to occur simultaneously with the redemption by the limited partner of partnership units that indirectly represent the beneficial ownership of the number of shares of Class A Common Stock to be redeemed upon the redemption by TFP of membership units. The redemption rate is one partnership unit for each 2.798 shares of Class A Common Stock to be received, rounded to the nearest whole share (subject to adjustment); provided that, at Tiptree's election, it may instead pay a cash amount (or combination of cash and Class A Common Stock)

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 12 of 18

based on the fair market value of the Class A Common Stock on the redemption date. If all of the limited partners of TFP were to elect to redeem their partnership units for Class A Common Stock, an additional 30,968,877 shares of the Company’s Class A Common Stock would be issuable (excluding 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants).

As of the date of this Amendment No. 5, TFP may, be deemed to beneficially own 35,230,797 shares of Class A Common Stock which consists of (i) 652,500 Shares of Class A Common Stock issuable upon exercise of the CRE Warrant to purchase such Shares (ii) 30,968,877 shares of Class A Common Stock issuable upon redemption by TFP of membership units of Operating Company owned by it and 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating company units issuable upon exercise of warrants held by TFP. These Shares represent approximately 76.84% of the shares of Class A Common Stock outstanding based on 45,848,744 shares of Class A Common Stock, which consists of (i) 10,617,947 shares of Class A Common Stock outstanding, (ii) 30,968,877 shares of Class A Common Stock issuable upon redemption of Operating Company units, (iii) 3,609,420 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants and (iv) 652,500 shares of Class A Common Stock issuable upon exercise of warrants based on information reported in the Company’s proxy statement filed with the SEC on May 2, 2014.

As of the date of this Amendment No. 5, Michael Barnes may be deemed to beneficially own 11,767,880 Shares of Class A Common Stock consisting of 990,837 shares of Class A Common Stock over which Mr. Barnes has sole voting and dispositive power, 652,500 shares of Class A Common Stock issuable pursuant to a warrant owned by TFP over which Mr. Barnes has shared voting and dispositive power, 1,665,798 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Barnes has sole voting and dispositive power, 5,179,839 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Barnes has shared voting and dispositive power and 3,278,906 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Barnes has shared voting and dispositive control. These shares represent approximately 55.00% of the shares of Class A Common Stock outstanding based on 21,394,990 shares of Class A Common Stock, which consists of (i) 10,617,947 shares of Class A Common Stock outstanding, (ii) 3,278,906 shares of Class A Common Stock issuable upon redemption of Operating Company units issuable upon exercise of warrants, (iii) 652,500 shares of Class A Common Stock issuable upon exercise of warrants, (iv) 5,179,839 shares issuable in redemption of TFP partnership units and (v) 1,665,798 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 5, Arif Inayatullah may be deemed to beneficially own 9,650,807 shares of Class A Common Stock consisting of 574,761 shares of Class A Common Stock over which Mr. Inayatullah has sole voting and dispositive power, 617,295 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Inayatullah has sole voting and dispositive control, 5,179,839 shares of Class A Common Stock issuable in redemption of TFP partnership units over which Mr. Inayatullah has shared voting and dispositive control and 3,278,906 shares of Class A Common Stock issuable upon exercise of warrants over which Mr. Inayatullah has shared voting and dispositive control over these shares. These Shares represent approximately 49.00% of the shares of Class A Common Stock outstanding based on 19,693,987 shares Class A Common Stock which consists of (i) 10,617,947 shares of Class A Common Stock outstanding, (ii) 5,179,839 shares issuable in redemption of TFP partnership units, (iii) 3,278,906 shares issuable upon exercise of warrants to acquire TFP partnership units and (iv) 617,295 shares issuable in redemption of TFP partnership units.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 13 of 18

As of the date of this Amendment No. 5, Tricadia Holdings and Holdings GP, may be deemed to beneficially own 6,947,825 shares of Class A Common Stock which consists of (i) 3,569,509 shares issuable in redemption of TFP partnership units owned by Holdings I, (ii) 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings I, (iii) 1,610,330 shares issuable in redemption of TFP partnership units owned by Holdings III and (iv) 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units held by Holdings III. Tricadia Holdings and GP Holdings have shared voting and dispositive control over these shares. These shares represent 39.55% of these shares of Class A Common Stock outstanding based on 17,565,772 shares of Class A Common Stock outstanding which consists of (i) 10,617,947 shares of Class A Common Stock outstanding, (ii) 5,179,839 shares issuable in redemption of TFP partnership units and (iii) 1,767,986 shares issuable upon exercise of warrants to acquire TFP partnership units.

As of the date of this Amendment No. 5, Geoffrey N. Kauffman may be deemed to beneficially own 591,125 shares of Class A Common Stock consisting of 421,521 shares of Class A Common Stock and 169,604 shares of Class A Common Stock issuable in redemption of TFP partnership units. Mr. Kauffman has the sole power to dispose of and the sole power to vote 591,125 shares of Class A Common Stock. These shares represent approximately 5.48% of the shares of Class A Common Stock outstanding based on 10,787,551 shares of Class A Common Stock which consists of (i) 10,617,947 shares of Class A Common Stock outstanding and (ii) 169,604 shares issuable in redemption of TFP partnership units.

As of the date of this Amendment No. 5, Holdings I may be deemed to beneficially own 4,774,988 shares of Class A Common Stock issuable in redemption of TFP partnership units. TFPLP Holdings I LLC has shared power to dispose of and shared power to vote 4,774,988 shares of Class A Common Stock which consists of 3,569,509 shares issuable in redemption of TFP partnership units and 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 31.02% of the Class A Common Stock outstanding based on 15,392,935 shares of Class A Common Stock which consists of (i) 10,617,947 shares of Class A Common Stock outstanding, (ii) 3,569,509 shares issuable in redemption of TFP partnership units and (iii) 1,205,479 shares issuable in redemption upon exercise of warrants to acquire partnership units.

As of the date of this Amendment No. 5, Holdings III may be deemed to beneficially own 2,172,837 shares of Class A Common Stock issuable in redemption of TFP partnership units. TFPLP Holdings III LLC has shared power to dispose of and shared power to vote 2,172,837 shares of Class A Common Stock which consists of 1,610,330 shares issuable in redemption of TFP partnership units and 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units. These shares represent 16.99% of the Class A Common Stock outstanding based on 12,790,784 shares of Class A Common Stock which consists of (i) 10,617,947 shares of Class A Common Stock outstanding, (ii) 1,610,330 shares issuable in redemption of TFP partnership units and (iii) 562,507 shares issuable in redemption upon exercise of warrants to acquire partnership units.

(b) Tiptree has shared power to dispose of and the power to vote the 35,230,797 shares. Michael Barnes, as chairman and beneficial holder of greater than 10% of the outstanding limited partnership units of Tiptree, directs Tiptree’s operations.

Mr. Barnes has the sole power to dispose of and the sole power to vote the 2,656,635 Shares of Class A Common Stock directly owned by him and, has shared power to dispose of and vote the 9,111,245 Shares.

Mr. Inayatullah has the sole power to dispose of and the sole power to vote the 1,192,056 Shares

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 14 of 18

of Class A Common Stock directly owned by him and has shared power to dispose of and vote the 8,458,745 Shares.

Tiptree Capital does not directly own any shares of Class A Common Stock.

Mr. Kauffman has the sole power to dispose of and the sole power to vote the 591,125 Shares of Class A Common Stock.

Holdings I has the shared power to dispose of and the shared power to vote the 4,774,988 Shares of Class A Common Stock.

Holdings III has the shared power to dispose of and the shared power to vote the 2,172,837 Shares of Class A Common Stock.

Tricadia Holdings is the managing member of Holdings I and Holdings III. Holdings GP is the general partner of Tricadia Holdings. Neither Tricadia Holdings or Holdings GP directly owns any shares of Class A Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Tricadia Holdings and Holdings GP may be deemed to beneficially own the 6,947,825 shares of Class A Common Stock directly beneficially owned by Holdings I and Holdings III.

(c) As described in Item 3, on March 14, 2014, Tricadia Holdings received 21,652 Shares of Class A Common Stock of the Company as incentive compensation approved by the Company’s Compensation, Nominating and Corporate Governance Committee for Mr. Barnes’ services as Executive Chairman of the Company under the Transition Services Agreement, dated June 30, 2012, among the Company, Tricadia Holdings and Tiptree.

Effective as of March 14, 2014, Tricadia Holdings distributed to its partners (including Messrs. Barnes, Inayatullah and Kauffman) Shares of Class A Common Stock previously beneficially owned by it and its wholly-owned subsidiary. As part of such distribution, Mr. Barnes received 8,263 Shares of Class A Common Stock, and Mr. Inayatullah received 4,685 Shares of Class A Common Stock and Mr. Kauffman received 74 shares of Class A Common Stock. Except as described herein, the Reporting Persons have not effected any transactions in the shares of Common Stock during the last 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7.	Materials to be filed as Exhibits

Exhibit 1. Amended and Restated Joint Filing Agreement dated May 6, 2014.

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 15 of 18

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: May 6, 2014

By:	/s/ Michael Barnes
Michael Barnes

By:	/s/ Arif Inayatullah
Arif Inayatullah

By:	/s/ Geoffrey N. Kauffman
Geoffrey N. Kauffman

CUSIP No. 88822Q103	SCHEDULE 13D/A	Page 16 of 18

TIPTREE FINANCIAL PARTNERS, L.P.

By:	/s/ Geoffrey Kauffman
Name: Geoffrey Kauffman
Title: President and Chief Operating Officer

TRICADIA HOLDINGS, L.P.

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TRICADIA HOLDINGS GP, LLC

By:	/s/ Arif Inayatullah
Name: Arif Inayatullah
Title: Principal

TFPLP HOLDINGS I LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer

TFPLP HOLDINGS III LLC

By:	TFPLP HOLDINGS MANAGEMENT LLC

By: TRICADIA HOLDINGS, L.P.
Its managing member

By: /s/ Julia Wyatt
Name: Julia Wyatt
Title: Chief Financial Officer